ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

April 8, 2019

Via Edgar

Ms. Lilyanna Peyser

Ms. Jennifer López-Molina

Ms. Mara L. Ransom

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenlane Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-230405)

Ladies and Gentlemen:

On behalf of our client, Greenlane Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement on Form S-1 as filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2019.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated April 5, 2019 (the “Comment Letter”). In addition to addressing the comments received from the Staff, the Company has also revised Amendment No. 1 to update other disclosures in the Registration Statement.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

Securities and Exchange Commission

April 8, 2019

Response Letter dated April 5, 2019

Recent Developments

Operating Results, page 10

The Company has asked us to convey the following responses to the Staff:

1.	We note your proposed disclosure that you may include in a subsequent amendment regarding your partial first quarter net sales, and it appears the presentation of this preliminary result in isolation provides investors with an incomplete picture of your financial results. Accordingly, we have the following comments:

●	Please discuss the way(s) in which these results are consistent with or different from your results of operations in prior periods. Please also expand your disclosure to explain both quantitatively and qualitatively the factors that you believe have contributed to the changes. The nature of any unusual or nonrecurring items that have impacted or are expected to impact the preliminary results should also be disclosed.

●	We note your statement in your proposed disclosure that you...“may identify items that require [you] to make adjustments to the financial information set forth above and those changes could be material.” If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to vary materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented, or explain why the presentation of this information alongside a disclaimer that the preliminary financial information could differ materially provides meaningful disclosure to investors.

Please also confirm your understanding that if, prior to the effective date of your registration statement, more precise numbers become available as you conduct your financial closing procedures for the quarter ended March 31, 2019, they will be included in your registration statement.

Response: In response to the Staff’s comment in the first bullet above, the Registration Statement has been revised to add disclosure regarding the material quantitative and qualitative factors that the Company believes contributed to the increase in its estimated net sales for the three months ended March 31, 2019 relative to its net sales for the three months ended March 31, 2018. At this time, the Company is not aware of any unusual or nonrecurring items that impacted such estimated net sales. Please see page 11 of Amendment No. 1.

In response to the Staff’s comment in the second bullet above, the Registration Statement has been revised to remove the sentence that stated that the Company may, or the Company’s independent registered public accounting firm may request the Company to, make adjustments to its estimated preliminary net sales results for the three months ended March 31, 2019 that could be material. Please see page 11 of Amendment No. 1.

Securities and Exchange Commission

April 8, 2019

The Company confirms its understanding that if, prior to the effective date of the Registration Statement, more precise net sales results for the three months ended March 31, 2019 become available as the Company conducts its financial closing procedures for such period, the Company will include such results in the Registration Statement.

Corporate Structure, Page 14

2.	We note that you show in the organizational charts here and on page 66 that investors in the offering will have a 22.6% economic interest in Greenlane Holdings, Inc. We also note that you show that the founder and non-founder members will have no economic interest in the registrant. We further note that in the third bullet point on page 65, you state that purchasers in the offering will own 100% of the economic interest in you. Please clarify for us what percentage of economic interest that investors in the offering will own after the offering and update your disclosures as needed.

Response: In response to the Staff’s comment, the organizational charts in the Registration Statement have been revised to update the percentage economic interest in the Company that will be held by the investors in this offering following this offering and to add disclosure regarding the percentage voting interest and the percentage economic interest in the Company that will be held by the investors in the Convertible Notes following this offering. As a result of such revision and added disclosure, investors will be able to determine from the chart the various stockholder groups that collectively own 100% of the voting interests and economic interests in the Company following this offering. Please see pages 14 and 66 of Amendment No. 1.

In response to the Staff’s comment, the Registration Statement has been revised to correct the percentage of the economic interest in the Company to be owned by the investors in this offering following this offering. Please see page 65 of Amendment No. 1.

Dilution, page 71

3.	We note your dilution calculation and have the following comments.

●	Please show us how you calculated your net tangible book value as of December 31, 2018 of $(12.6) million and net tangible book value per share of $(0.34). It appears you have used 41,333,333 shares as outstanding in this calculation. If so, please explain your basis for using this amount of shares as it appears to be the amount of common units outstanding in the LLC and also to include the shares purchased in this offering.

●	Please also explain how this represents Class A common stock owned by your founder and non-founding members, when it appears they will not hold Class A stock but will be issued Class B and Class C common stock.

Securities and Exchange Commission

April 8, 2019

●	For your net tangible book value per share after the offering of $2.47, it appears you have also used 41,333,333 shares. Please explain to us why you believe this is the appropriate amount of shares to use as this appears to be the common units outstanding in the LLC and not the shares issued for the registrant.

Response: In response to the Staff’s comment in the first bullet above, the Company advises the Staff that, while it correctly calculated the pro forma book value per share of its Class A common stock as of December 31, 2018 ($(0.34)) by dividing its pro forma net tangible book value at such date ($(12.6) million) by 36,666,667 shares of Class A common stock (which does not include the shares of Class A common stock to be sold by the Company in this offering) as the denominator, it incorrectly stated in the third paragraph on page 71 of the Registration Statement that 41,333,333 shares was used as the denominator. The Company has revised the Registration Statement to reflect the denominator in such calculation as 36,666,667 shares of Class A common stock. Please see page 71 of Amendment No. 1.

In response to the Staff’s comment in the second bullet above, as stated in the first paragraph on page 71 of the Registration Statement, because the members of Greenlane Holdings, LLC will not hold any direct economic interest in the Company immediately following this offering until they convert or exchange their Common Units for shares of Class A common stock, to present to investors the potential dilutive impact of purchasing shares of the Company’s Class A common stock in this offering, the Company believes it is more meaningful to assume the redemption or exchange of all Common Units for Class A common stock when presenting the dilution in pro forma net tangible book value per share before and after this offering. By making such assumption, the Company is illustrating to investors the maximum potential dilutive impact of purchasing shares of the Company’s Class A common stock in this offering, rather than the minimum dilutive impact, which would have been the result if such assumption was not made. As a result, as disclosed in connection with all per share calculations on pages 71 and 72 of the Registration Statement, the Company gave effect to the Assumed Redemption in making such calculations.

In response to the Staff’s comment in the third bullet above, in calculating the Company’s net tangible book value per share after this offering, the Company used 41,333,333 shares as the denominator, which is the sum of (i) the outstanding shares at December 31, 2018 giving effect to the Transactions and the Assumed Redemption (32,645,834 shares), (ii) the shares of Class A common stock issued upon the automatic settlement of the Convertible Notes (4,020,833 shares), and (iii) the shares of Class A common stock issued by the Company in this offering (4,666,666 shares).

4.	Please show us how you determined the amounts shown in the table on page 72. Please explain why you show new investors as purchasing 4,666,666 shares and excluded the shares sold to new investors by selling shareholders. Please also explain why the total number of shares is 41,333,333 shares as this appears to be the common units outstanding for the LLC and not the total number of shares to be outstanding for the registrant. Please finally show us how you determined the amount of total consideration contributed by existing shareholders. We may have further comment.

Response: In determining the numbers of shares to include in this table for the existing stockholders and the investors, the Company believes that it is important for the investor to understand the total consideration per share that was paid by the Company’s existing stockholders prior to this offering relative to the purchase price per share to be paid by investors in this offering ($15.00 per share, assuming the midpoint of the price range set forth on the cover page of the prospectus). The Company’s stockholders prior to this offering include all of the existing members of Greenlane Holdings, LLC and the investors in the Convertible Notes. After giving effect to the Assumed Redemption, as discussed above, and to the issuance of shares of Class A common stock upon the automatic shares settlement of the Convertible Notes, such stockholders owned an aggregate of 36,666,667 shares of Class A common stock prior to this offering, as reflected in the table.

Securities and Exchange Commission

April 8, 2019

The Company notes that the inclusion of the shares of Class A common stock to be sold to investors in this offering by the selling stockholders in the number of shares to be purchased by the investors will not change the average price per share to be paid by the investors. As a result, the Company believes it would be improper to reduce the total number of shares purchased by the existing stockholders and the total consideration paid by the existing stockholders prior to this offering in the table to give effect to the sale by the selling stockholders of shares of Class A common stock to the investors in this offering. Instead, the Company has added additional disclosure following the table to make clear that the table does not include the shares to be sold by the selling stockholders to the investors in this offering and to illustrate the increase in the percentage ownership of share purchased and percentage of consideration paid by the investors if such shares had been included in the table and the corresponding reduction in such percentages by the existing stockholders.

The Company believes the total number of shares of Class A common stock to be outstanding after this offering (41,333,333 shares), which reflects the Assumed Redemption, is appropriate for the table for the reasons expressed above and in the first paragraph on page 71 of the Registration Statement.

In response to the comment of the Staff as to how the Company determined the total consideration contributed by the existing stockholders, please be advised that the aggregate consideration contributed by each group of existing stockholders was as follows:

Existing stockholder group:	Aggregate consideration:
Former owners of Better Life Holdings LLC	$8,890,000
Founder Members	8,799,882
Former owners of Pollen Gear	9,560,000	*
Other members - compensatory interests	0
Investors in Convertible Notes	48,250,000
	$75,499,882

* The fair market value consideration for the former owners of Pollen Gear represents the full, undiscounted value of the equity interests in Pollen Gear LLC that were contributed to Greenlane Holdings, LLC, and which was used to determine the capital account of the former owners of Pollen Gear LLC in accordance with applicable income tax regulations.  The $6,662,000 preliminary estimate of the fair market value of the redeemable Class B membership interests issued by Greenlane Holdings, LLC to the former Pollen Gear LLC owners that is reported in the Pro Forma Consolidated Balance Sheet of the Company takes into account lack of control and marketability discounts as required by generally accepted accounting principles.

The Company determined the value of the total consideration contributed by existing stockholders who are members of Greenlane Holdings, LLC by calculating the sum of the fair market value of the assets contributed to Greenlane Holdings, LLC when each such person became a member of Greenlane Holdings, LLC. The fair market value of the assets that were contributed was determined at the time of such contribution through an arm’s length negotiation between such members and Greenlane Holdings, LLC. In the case of members of Greenlane Holdings, LLC who became members through the grant of compensatory profits interests, such profits interests included at grant both a service condition (explicitly required service period) and a performance condition (i.e., change in control) (“compensatory interests”), and granted to such holders the right to participate in certain net profits and net proceeds in excess of a threshold amount (as defined) from a capital event that was also a change in control of the Company, allocated and distributed to the profits interest from and after the grant date, and does not entitle the grantee to any other profits of the Company. As a result, such membership interests were determined to have no current value at the time of grant.

The fair market value of the consideration contributed by the investors in the Convertible Notes was the amount paid in cash by such investors to acquire the Convertible Notes.

Unaudited Pro Forma Consolidated Financial Information, page 74

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 76

5.	Please show us your calculations for the amounts in the final pro forma Greenlane Holdings Inc. column for common units and additional paid in capital. Please explain to us why there remains a balance in member’s equity after giving effect to the transactions and offering. Please also explain to us why you show a negative amount in retained earnings for the amount of your non-controlling interest.

Response: In response to the Staff’s comment regarding the remaining balance in Members’ equity after giving effect to the Transactions and this offering and the negative amount shown in retained earnings for the amount of non-controlling interest, the Company has revised the Registration Statement to reflect corrected adjustments and ending balances in the unaudited pro forma condensed consolidated balance sheet as of December 31, 2018 and related footnotes. Please see page 76 of Amendment No. 1.

Securities and Exchange Commission

April 8, 2019

As requested by the Staff, the following schedules show how the Company calculated the amounts in the final pro forma Greenlane Holdings, Inc. column for Common Units, accumulated other comprehensive loss and additional paid-in capital:

Common Units - “As adjusted before offering” column	$2,902,572
Nominal adjustment to Common Units for issuance of Class B and Class C common stock at par value	(15,074)
Common units - carrying balance	2,887,498
Elimination of Common Units (which represents a component of members’ equity)	(2,887,498)
Ending Common units - “Pro forma Greenlane Holdings, Inc.” column	$-

Accumulated other comprehensive loss - “As adjusted before offering” column	$(285,992)
Elimination of accumulated other comprehensive loss attributable to non-controlling interest	221,358
Ending accumulated other comprehensive loss - “Pro forma Greenlane Holdings, Inc.” column	$(64,634)

Additional paid-in capital reconciliation
Net cash proceeds from issuance of Class A common stock as part of this offering	$63,899,991
Class A common stock par value (4,666,666 shares at $0.01 par)	(46,667)
Offset to additional paid-in capital for deferred offering costs	(2,284,423)
Adjustment to additional paid-in capital related to issuance of Class A common stock as part of this offering	61,568,901

Conversion of Convertible Notes to Class A common stock	48,250,000
Class A common stock par value (4,020,833 shares at $0.01 par)	(40,208)
Adjustment to additional paid-in capital related to conversion of Convertible Notes to Class A common stock	48,209,792

Deferred tax asset	7,490,749
Tax Receivable Agreement (TRA) liability	(2,794,947)
Adjustment to additional paid-in capital related to net impact of the adjustments to net deferred taxes and the TRA liability	4,695,802

Adjustment to additional paid-in capital for the elimination of Common Units	2,887,497

Total additional paid-in capital - before non-controlling interest adjustment	117,361,992
Offset to additional paid-in capital for non-controlling interest	(90,917,091)
Total additional paid-in capital reconciliation - “Pro forma Greenlane Holdings, Inc.” column	$26,444,901

Stockholders’ equity at Greenlane Holdings, Inc.
Class A common stock par value	$93,542
Class B common stock par value	593
Class C common stock par value	7,815
Additional paid-in capital	117,361,992
Accumulated other comprehensive loss	(285,992)
Stockholders’ equity at Greenlane Holdings, Inc. - before non-controlling interest	117,177,950
Non-controlling interest in Greenlane Holdings, LLC by Members	77.4%
Stockholders’ equity attributable to Members’ non-controlling interest	90,695,733
Adjustment to accumulated other comprehensive loss attributable to non-controlling interest	221,358
Offset to additional paid-in capital for non-controlling interest	$90,917,091

Securities and Exchange Commission

April 8, 2019

For the Staff’s convenience, we have included a reconciliation of the Company’s common stock par value as further support for the adjustments noted in the schedules above:

Class A common stock par value reconciliation
Class A common stock par value (4,666,666 shares at $0.01 par) related to this offering	$46,667
Class A common stock par value (4,020,833 shares at $0.01 par) related conversion of Convertible notes	40,208
Class A common stock par value (666,667 shares at $0.01 par) related to issuance of Class A common stock to selling stockholders in exchange for Common Units	6,667
Ending Class A common stock par value	$93,542

Class B common stock par value reconciliation
Class B common stock par value (6,023,128 shares at $0.0001 par) issued to Non-Founder Members	$602
Class B common stock par value (93,354 shares at $0.0001 par) - redemption by the selling stockholders of Common Units in connection with their sale of Class A common stock in this offering	(9)
Ending Class B common stock par value	$593

Class C common stock par value reconciliation
Class C common stock par value (79,868,118 shares at $0.0001 par) issued to Founder Members	$7,987
Class C common stock par value (1,719,939 shares at $0.0001 par) - redemption by the selling stockholders of Common Units in connection with their sale of Class A common stock in this offering	(172)
Ending Class C common stock par value	$7,815

* * *

If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Aaron LoCascio

Greenlane Holdings, Inc.

Larry W. Nishnick, Esq.

DLA Piper LLP US